SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

February 9, 2023

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Killoy and Christina Chalk

Re:	Avantax, Inc. Amended Schedule TO-I filed on February 3, 2023 File No. 005-55807

Ladies and Gentlemen:

On behalf of our client, Avantax, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated February 7, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above captioned Amended Schedule TO-I (the “Amended Schedule TO-I”), which amends and supplements the Schedule TO-I filed on January 27, 2023 (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(i) to the Schedule TO-I, which is the Offer to Purchase.

The Company has today filed, via EDGAR, an additional amendment to the Amended Schedule TO-I together with this response letter.

Responses to Staff Comments on Amended Schedule TO-I

Cautionary Note Regarding Forward-Looking Statements, page 10

1.	We note your response to comment 1 and reissue. The revised disclosure continues to imply that forward-looking statements are subject to the protections of Section 27(A) of the Securities Act and Section 21(E) of the Exchange Act. Please delete the reference to the PSLRA to remove this implication. See Section 27A(b)(2)(c) of the Exchange Act and Section 21E(b)(2)(c) of the Securities and Exchange Act. See also, Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

February 9, 2023

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 10 of the Offer to Purchase by replacing the first sentence on page 10 with the following:

“This Offer to Purchase and the documents incorporated by reference into this Offer to Purchase contain certain forward-looking statements.”

Source and Amount of Funds, page 28

2.	We note your response to comment 3 and reissue. Please disclose the plans or arrangements to repay the funds used under the Delayed Draw Term Loan Facility to purchase tendered shares, or if no plans or arrangements have been made, please state. See Item 7 of Schedule TO and Item 1007(d)(2) of Regulation M-A.

Response: In response to the Staff’s comment, the Company will amend and supplement the disclosure starting on page 28 of the Offer to Purchase by adding the following two paragraphs following the first paragraph on page 29 of the Offer to Purchase as amended by the Amended Schedule TO-I:

“We do not have any current plans to refinance any indebtedness under the Delayed Draw Term Loan Facility incurred to finance the purchase of the shares, but we plan to regularly consider whether to refinance such indebtedness based on our results of operations, financial condition, liquidity and prevailing market conditions.

There is no financing condition to the tender offer, although the tender offer is subject to certain other conditions. See Section 7.”

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Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

February 9, 2023

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (312) 853-7443 or bberg@sidley.com.

Sincerely,

/s/ Beth E. Berg
Beth E. Berg, Esq.
Sidley Austin LLP

cc:	Robert Mandell, Esq. Sidley Austin LLP